UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number: 1-1927

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2014 and 2013 and for the fiscal year ended December 31, 2014, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE &
RUBBER COMPANY EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

June 2, 2015

	By:	/s/ Richard J. Noechel
Richard J. Noechel, Vice President and Controller

ANNEX A TO FORM 11-K

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2014 and 2013

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Goodyear Tire & Rubber Company Employee Savings Plan for

Bargaining Unit Employees

Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

May 26, 2015

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(Dollars in Thousands)
	2014	2013

Plan’s Interest in Commingled Trust at Fair Value	$582,958	$566,685
Notes Receivable from Participants	31,530	32,395

Net Assets Available for Benefits at Fair Value	614,488	599,080

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(6,754)	(6,918)

Net Assets Available for Benefits	$607,734	$592,162

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014

(Dollars in Thousands)

Contributions:
Employee	$18,020
Employer	24,332

Total Contributions	42,352

Deductions:
Benefits Paid to Participants or Their Beneficiaries	62,252

Total Deductions	62,252

Interest From Notes Receivable from Participants	998

Net Investment Gain from Plan’s Interest in Commingled Trust	34,756

Net Transfers To Other Plans	(282)

Net Increase in Net Assets Available for Benefits During the Year	15,572

Net Assets Available for Benefits at Beginning of Year	592,162

Net Assets Available for Benefits at End of Year	$607,734

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.

Plan Year

The Plan Year is a calendar year.

Trust Assets

Certain savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company” or “Goodyear”) maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsors three savings plans that participate in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan. On April 3, 2014, J. P. Morgan Asset Management signed an agreement to sell J. P. Morgan Retirement Plan Services, the former recordkeeper, to Great-West Financial.

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants receive if they initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

The Plan allows notes from participants in accordance with the Plan document. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board issued an accounting standards update which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The standards update is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The adoption of this standards update is not expected to have a material impact on the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

NOTE 2 - GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception

The Plan is a defined contribution plan, which became effective July 1, 1984, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who are members of a bargaining unit, which has adopted the Plan, and certain hourly employees at designated locations, are eligible to participate in the Plan after ninety days of continuous service with the Company.

Vesting

Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent at any time. The change will become effective as soon as administratively possible after it is submitted. Employees may suspend their contributions at any time.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) contributions) and employer contributions to the Plan are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

All participants are entitled to elect their employee contribution to be on a pre-tax basis or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code.

Effective January 1, 2014, participants of the Plan who are not participants under The Goodyear Tire & Rubber Company 1950 Pension Plan (“1950 Pension Plan”) and are covered by the USW Master and Niagara Falls, Akron Firemen, and Houston Chemical Plant labor contracts became eligible for Company retirement contributions which range from 5.25% to 6.5% of compensation based on age. Effective December 1, 2014, participants of the Plan who are not participants under the 1950 Pension Plan and are covered by the Topeka Powerhouse labor contract became eligible for Company retirement contributions which range from 5.25% to 6.5% of compensation based on age. Prior to December 1, 2014, these participants covered by the Topeka Powerhouse labor contract were eligible for a Company retirement contribution equal to 3% of compensation and a Company matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan. Participants of the Plan employed at the Stockbridge, Georgia location are eligible for a Company matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan.

Effective May 1, 2014 for participants of the Plan covered by the USW Master and Niagara Falls, and Akron Firemen labor contracts, who were accruing benefits under the 1950 Pension Plan through April 30, 2014; June 1, 2014 for participants of the Plan covered by the Houston Chemical Plant labor contract, who were accruing benefits under the 1950 Pension Plan through May 31, 2014; and December 1, 2014 for participants of the Plan covered by the Topeka Powerhouse labor contract, who were accruing benefits under the 1950 Pension Plan through November 30, 2014, those participants became eligible for Company retirement contributions ranging from $2,100 to $10,200 per year based on age, and in some cases, years of service.

The employees can elect to invest the Company contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of Company retirement contributions to the Goodyear Stock Fund.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the account balance related to Company retirement contributions immediately after a transfer of funds into an investment in the Goodyear Stock Fund.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Participant Accounts

A variety of funds have been established for each participant in the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (the “ESOP”), participants may elect to receive in cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2014 the total amount of dividends paid on the Goodyear stock held was $364,830.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1⁄2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Employee contributions to the Plan are automatically suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce plan expenses and future contributions by the Company. As of December 31, 2014 and 2013, the Plan had forfeiture credits of $207,218 and $152,019, respectively.

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime plus one percent (4.25% at December 31, 2014 and 2013).

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and the independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The Professional Management Program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who elect to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by enrolled participants. The expenses reduce the investment return reported and credited to enrolled participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 3 - RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

J. P. Morgan Investment Management, Inc., an affiliate of the prior recordkeeper, serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2014, the price per share of Goodyear common stock on The NASDAQ Stock Market ranged from $18.87 to $28.86. The closing price per share of Goodyear common stock on The NASDAQ Stock Market was $28.57 at December 31, 2014 ($23.85 at December 31, 2013). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer matching contributions is designated as an ESOP.

NOTE 4 - TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated September 16, 2013 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

(Dollars in Thousands)
	2014	2013

Net Assets Available for Benefits per the Financial Statements	$607,734	$592,162
Amount for Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	6,754	6,918

Net Assets Available for Benefits per the Form 5500	$614,488	$599,080

The following is a reconciliation of net investment gain from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2014 to the Form 5500:

(Dollars in Thousands)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$34,756

Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	(164)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$34,592

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6 - FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of Plan assets. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Commingled Trust was approximately 25.4% and 25.7% respectively.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

(Dollars in Thousands)	2014	2013
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$41,314	$39,927
NTGI-QM Daily S&P 500 Equity Index Fund	426,285	394,039
JPMCB ACWI Ex US Fund	157,341	156,516
Victory Cap Collective Trust Large Cap Growth Fund	54,946	55,957
Vanguard Fiduciary Trust Target Retirement Income Fund	21,721	20,750
Vanguard Fiduciary Trust Target Retirement 2015 Fund	60,509	56,033
Vanguard Fiduciary Trust Target Retirement 2025 Fund	185,709	158,508
Vanguard Fiduciary Trust Target Retirement 2035 Fund	109,050	90,886
Vanguard Fiduciary Trust Target Retirement 2045 Fund	107,518	91,473
Vanguard Fiduciary Trust Target Retirement 2055 Fund	4,373	1,453
Western Asset Core Plus Bond Fund, Class 1	94,495	73,884
Short-Term Investments	40,173	18,218

Mutual Funds
Eagle Small Capitalization Growth Fund, Class R6	78,090	83,605
RS Partners Small Capitalization Value Fund, Class Y	23,360	28,412

Charles Schwab Self Directed Account - Mutual Funds	44,536	36,515
Common Stock of The Goodyear Tire & Rubber Company	136,066	133,503
Investment Contracts (See Note 8)	717,669	765,486

Total Investments	2,303,155	2,205,165

Receivables:
Pending Trades	1,017	715
Accrued Interest and Dividends	1	1

Total Receivables	1,018	716

Total Assets	2,304,173	2,205,881

Liabilities:
Administrative Expenses Payable	(2,917)	(2,593)
Pending Sales	(3,873)	—

Total Liabilities	(6,790)	(2,593)

Net Assets Available for Benefits	$2,297,383	$2,203,288

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)
Year Ended December 31, 2014
Net Appreciation in Fair Value of Investments:
Common Collective Trusts	$96,774
Mutual Funds	2,945
Common Stock	24,771
Self Directed Account – Mutual Funds	1,727

126,217

Interest and Dividends	15,411

Investment Gain	141,628
Administrative Expenses	(4,460)

Net Investment Gain	$137,168

NOTE 7 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The Commingled Trust’s assets measured at fair value on a recurring basis are as follows:

(Dollars in Thousands)
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$145,986	$—	$—	$145,986
Common Stock	136,066	—	—	136,066
Common Collective Trusts	—	1,303,434	—	1,303,434
Investment Contracts	—	717,669	—	717,669

Total Assets at Fair Value	$282,052	$2,021,103	$—	$2,303,155

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds	$148,532	$—	$—	$148,532
Common Stock	133,503	—	—	133,503
Common Collective Trusts	—	1,157,644	—	1,157,644
Investment Contracts	—	765,486	—	765,486

Total Assets at Fair Value	$282,035	$1,923,130	$—	$2,205,165

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Collective Trusts: Valued at the net asset value (“NAV”) of units held by the Commingled Trust at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $1,303,434,000 and $1,157,644,000 as of December 31, 2014 and 2013, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days. Common collective trust funds are invested to earn returns that match or exceed U.S. or international equity and fixed income indexes.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8 - INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended December 31, 2014
Average Yields:
Based on actual earnings	1.2%
Based on interest rate credited to participants	1.8%

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

Employer Identification Number: 34-0253240, Plan Number: 006

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value

*	Notes Receivable from Participants	4.25% - 10.50%	$—	$31,529,858

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA.